EXHIBIT A
PROMISSORY NOTE

$4,000,000	November 29, 2006
     FOR VALUE RECEIVED, the undersigned SFE Partners (the “Partnership”) promises to pay to the order of ISB Development Corp. the principal sum of $4,000,000 with interest on the outstanding principal balance at the rate of seven percent (7%) per annum. Interest shall be payable at such time as cash dividends are paid to the Partnership on the Partnership’s holdings of Series A Preferred Stock of Butler International, Inc., par value $.001 per share, and shall be paid to the extent of such dividends paid to the Partnership. Principal shall be paid upon 60 days notice when demanded at any time after September 30, 2008. This Note may be prepaid at any time without additional interest or penalty. This is the Note evidencing the ISB Loan as set forth in the Partnership Agreement dated as of November 29, 2006 by and among ISB Development Corp., Frederick H. Kopko, Jr. and Edward M. Kopko.
     All payments on account of the indebtedness represented by this Note shall be applied first to accrued and unpaid interest and the remainder to principal. All or any portion of principal not paid when due shall bear interest after maturity at the rate of ten percent per annum. Payments of both principal and interest shall be made at 50 Biscayne Drive, N.W., Unit 4101, Atlanta, GA 30309-1046 or such other place as the legal holder hereof may from time to time in writing appoint.
     This Promissory Note is governed by, and will be construed and enforced in accordance with, the laws of the State of Illinois. The undersigned consents to the exclusive jurisdiction and venue of the Federal and State courts located in Chicago, Illinois with respect to any suit arising out of, relating to, or mentioning this Promissory Note.
     The Holder hereof shall not be deemed by any act of omission or commission to have waived any of its rights or remedies hereunder unless such waiver is in writing and expressly stated as such and signed by Holder and then only to the extent specifically set forth in the writing. A waiver of one event shall not be construed as continuing or a bar to or waiver of any right or remedy to a subsequent event. The undersigned hereby waives presentation for payment, protest and demand, notice of protest, dishonor, and nonpayment of this Note, and consents that the Holder hereof may extend the time of payment or otherwise modify the terms of payment of any part of the debt evidenced by this Note, and such consents shall not alter nor diminish the liability of the undersigned. This Note has been executed on the date above written in Chicago, Illinois.

WITNESS:	SFE Partners

/s/ Gabriela Gamboa	By:	/s/ Frederick H. Kopko, Jr.

Frederick H. Kopko, Jr., Partner

WITNESS:

/s/ Gabriela Gamboa	By:	/s/ Edward M. Kopko

Edward M. Kopko, Partner